Exhibit 99.1

PRESS RELEASE

FOR:	STRATASYS LTD.

CONTACT:	Shane Glenn, VP Investor Relations
(952) 294-3416
shane.glenn@stratasys.com

STRATASYS REPORTS RECORD SECOND QUARTER FINANCIAL RESULTS

Company reports $178.5 million in revenue, including 35% organic revenue growth over the same period last year

MakerBot contributes $33.6 million in revenue

Company reports non-GAAP net income growth of 51% over the same period last year to $28.0 million, or $0.55 per diluted share; GAAP net loss was $173,000, or ($0.00) per basic share

Company raises 2014 financial guidance and updates long-term operating model to reflect favorable business environment and impact of recent acquisitions

- - - - -

MINNEAPOLIS, MN & REHOVOT, ISRAEL, August 7, 2014 — Stratasys Ltd. (NASDAQ: SSYS) today announced record second quarter financial results.

Total revenue for the second quarter of 2014 was $178.5 million, an increase of 67% compared to the same period last year; or an increase of 35% when excluding the impact of acquisitions. Non-GAAP net income for the second quarter increased by 51% over the same period last year to $28.0 million, or $0.55 per diluted share. GAAP net loss for the period was $173,000, or ($0.00) per basic share.

MakerBot branded products and services contributed $33.6 million to second quarter revenue, driven by channel expansion initiatives and the successful introductions of new products within the rapidly expanding segment for desktop 3D printers.

The company raised its financial guidance for fiscal 2014 to account for an improved outlook for the remainder of the year, as well as to account for the recent acquisitions of Solid Concepts and Harvest Technologies.  The company raised its organic revenue growth forecast for 2014 to at least 30%, versus a previous forecast of at least 25%.

Revenue guidance for 2014 increased to $750 — $770 million; versus previous guidance of $660 — $680 million. Non-GAAP net income guidance increased to $2.25 — $2.35 per diluted share, versus previous guidance of $2.15 — $2.25 per diluted share.

The company also updated its long-term operating model, which included raising its long-term annual organic revenue growth forecast to at least 25%, versus previous guidance of at least 20%.

In the second quarter the company announced agreements to acquire Solid Concepts and Harvest Technologies, which will be combined with RedEye, its existing digital manufacturing service business, to establish a single additive manufacturing services business unit. Both transactions closed in the third quarter, prior to the date of this release.

Q2-2014 Financial Results Summary:

•                  Revenue for the second quarter of 2014 was $178.5 million, representing a 67% increase over the $106.7 million non-GAAP revenue and the $106.5 million GAAP revenue for the same period last year.

•                  GAAP net loss for the second quarter was $173,000, or ($0.00) per basic share, compared to a loss of $2.8 million, or ($0.07) per basic share, for the same period last year.

•                  Non-GAAP net income was $28.0 million for the second quarter, or $0.55 per diluted share, compared to non-GAAP net income of $18.6 million, or $0.45 per diluted share, for the same period last year.

•                  Second quarter per share calculations relative to last year were impacted by the issuance of approximately 5.2 million new ordinary shares in the September 2013 public offering which raised a net amount of approximately $463 million and the approximately 3.9 million new ordinary shares issued in consideration for the acquisition of MakerBot in August of 2013.

•                  Operating expenses expanded materially in the second quarter over last year driven by the addition of MakerBot operating expenses, as well as from significant incremental investments in sales and marketing programs to support overall growth.

•                  The company invested a net amount of $17.6 million in R&D projects (non-GAAP basis) during the second quarter, representing 10% of non-GAAP net sales; R&D expense was $19.0 million on a GAAP basis.

•                  The company generated $4.8 million in cash from operations during the second quarter, and currently holds $577.9 million in cash and cash equivalents, and short term bank deposits, amounting to $11.7 per share.

•                  Non-GAAP EBITDA for the second quarter amounted to $34.6 million.

•                  The company sold 14,909 3D printing and additive manufacturing systems during the quarter, and on a combined pro forma basis, a cumulative 99,529 systems worldwide through June 30, 2014.

“We continue to observe strong positive sales momentum for our higher-performance systems and materials, which is reflected in the impressive 35% organic revenue growth we generated during the second quarter,” said David Reis, chief executive officer of Stratasys. “Equally impressive were the sales of MakerBot products and services, which contributed $33.6 million of revenue during the period, driven by our expanding distribution network and the successful launch of three MakerBot branded 3D printers in the first half of the year. We are very pleased with our second quarter results, which represent quarterly records in revenue, non-GAAP net income and non-GAAP earnings per share.”

Recent Business Highlights:

•                  Completed the acquisitions of Solid Concepts and Harvest Technologies, which are intended to create a leading strategic platform to meet customers’ additive manufacturing needs through an expanded technology and business offering.

•                  Recognized strong demand for high-end systems, driven by manufacturing applications, as well as ongoing strong demand for the Objet500 Connex3 Color Multi-material 3D Printer.

•                  Began shipping the MakerBot Replicator Mini Compact Desktop 3D Printer and MakerBot Replicator Z18 Desktop 3D Printer; and announced multiple new software tools and content agreements for the MakerBot 3D Printing Ecosystem.

•                  Expanded the MakerBot sales channel to include Home Depot and Tech Data, as well as Stratasys Japan in Asia and the creation of MakerBot Europe.

•                  Observed strong growth for dental solutions, supported by the establishment of a Dental Advisory Board, as well as the introduction of two low-cost entry-level systems targeting dental applications.

“We expect our positive momentum to continue as we begin the second half of 2014,” continued Reis. “Reflecting our favorable outlook, we are increasing our projection for organic revenue growth in 2014 to at least 30%, and we are raising our financial guidance accordingly. In addition, we are adjusting our outlook to account for the recent acquisitions of Solid Concepts and Harvest Technologies, acquisitions that we now believe will be modestly accretive to non-GAAP earnings per share in 2014.  Longer term, we believe these acquisitions will enable us to better serve our customers, ultimately providing synergies for our combined organization.  We are excited about our many opportunities, and believe we are well positioned within our rapidly growing industry.”

Financial Guidance:

Stratasys updated the following information regarding the company’s projected revenue and net income for the fiscal year ending December 31, 2014:

•                  Revenue guidance was increased to $750 — $770 million; versus previous guidance of $660 — $680 million.

•                  Non-GAAP net income guidance was increased to $117 — $122 million, or $2.25 — $2.35 per diluted share; versus previous guidance of $113 — $119 million, or $2.15 — $2.25 per diluted share.

•                  The acquisitions of Solid Concepts and Harvest Technologies are expected to be modestly accretive to Stratasys’ non-GAAP earnings per share in 2014.

•                  The company expects organic revenue growth, excluding acquisitions, of at least 30% in 2014 over 2013; versus the previous guidance of at least 25% growth.

GAAP financial guidance is not provided in this release given the initial accounting for the business combination of Solid Concepts and Harvest Technologies is incomplete, thus making the supplemental information required to calculate GAAP earnings unavailable.  GAAP financial guidance will be calculated and communicated upon the completion of that analysis.

Stratasys updated the following information regarding the company’s long-term operating model:

•                  Annual organic revenue growth of at least 25%; versus the previous projection of at least 20%.

•                  Non-GAAP operating income as a percent of sales of 18% to 23%, versus the previous projection of 20% to 25%.

•                  Non-GAAP effective tax rate of 10% to 15%; versus the previous projection of 15% to 20%.

•                  Non-GAAP net income as a percent of sales projection remains unchanged at 16% to 21%.

Stratasys provided the following additional information regarding the company’s performance and strategic plans for 2014:

•                  Operating expenses are projected to expand materially in 2014 compared to 2013, driven by significant investments to support MakerBot product development and sales expansion; other investments in sales and marketing to drive future market adoption; and increased R&D investments to fund technology innovation and new product development.

•                  Growth in operating expenses in 2014 will include significant investments to support the integration and alignment of the recent acquisitions of Solid Concepts and Harvest Technologies.

•                  Capital expenditures are projected at $50 million to $70 million, which includes significant investments in manufacturing capacity in anticipation and support of future growth.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of this press release.  The table provides itemized detail of the non-GAAP financial measures.

Stratasys Ltd. Q2-2014 Conference Call Details

Stratasys will hold a conference call to discuss its second quarter financial results on Thursday, August 7, 2014 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the “Investors” tab; or directly at the following web address: http://www.media-server.com/m/p/aeagor6k.

To participate by telephone, the domestic dial-in number is 877-415-3180 and the international dial-in is 857-244-7323.  The access code is 84391755.  Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days on the “Investors” page of the Stratasys Web site or by accessing the provided web address.

(Financial tables follow)

Cautionary Statement Regarding Forward-Looking Statements

Certain information included or incorporated by reference in this press may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements may include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to acquisitions) and all statements (other than statements of historical facts) that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future.  Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, and Harvest Technologies after their acquisitions and to successfully put in place and execute an effective post-merger integration plans; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and  generally in the company’s annual report on Form 20-F for the year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission (the “SEC”), in the “Risk Factors” attached as Exhibit 99.3 to the Report of Foreign Private Issuer on Form 6-K furnished by the company to the SEC on the date hereof, and in other reports that the company has furnished to, or filed with the SEC. Readers are urged to carefully review and consider the various disclosures made in the company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The information discussed within this release includes financial results and projections that are in accordance with accounting principles generally accepted in the United States of America (GAAP).  In addition, certain non-GAAP financial measures have been provided excluding certain charges, expenses and income.  The non-GAAP measures should be read in conjunction with the corresponding GAAP measures and should be considered in addition to, and not as an alternative or substitute for, the measures prepared in accordance with GAAP.  The non-GAAP financial measures are included in an effort to provide information that investors may deem relevant to evaluate results from the company’s core business operations and to compare the company’s performance with prior periods.  The non-GAAP financial measures primarily identify and exclude certain discrete items, such as merger-related expenses, amortization expenses and expenses associated with share-based compensation required under ASC 718.  The company uses these non-GAAP financial measures for evaluating comparable financial performance against prior periods.

This release is available on the Stratasys web site at www.stratasys.com

Stratasys Ltd. (Nasdaq:SSYS), headquartered in Minneapolis, Minnesota and Rehovot, Israel, is a leading global provider of 3D printing and additive and additive manufacturing solutions. The company’s patented FDM®, PolyJet™ and WDM™ 3D Printing technologies produce prototypes and manufactured goods directly from 3D CAD files or other 3D content. Systems include 3D printers for idea development, prototyping and direct digital manufacturing. Stratasys subsidiaries include MakerBot and Solidscape, and the company operates a digital-manufacturing service comprising RedEye, Solid Concepts and Harvest Technologies. Stratasys has more than 2,500 employees, holds over 560 granted or pending additive manufacturing patents globally, and has received more than 25 awards for its technology and leadership. Online at: www.stratasys.com or http://blog.stratasys.com.

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$154,090	$90,213	$283,342	$172,023
Services	24,375	16,272	46,064	31,669
	178,465	106,485	329,406	203,692

Cost of sales
Products	73,394	45,731	134,416	94,774
Services	13,437	10,349	25,628	21,139
	86,831	56,080	160,044	115,913

Gross profit	91,634	50,405	169,362	87,779

Operating expenses
Research and development, net	18,957	10,337	35,728	21,126
Selling, general and administrative	77,929	42,665	145,546	85,990
Change in fair value of earn-out obligations	628	—	(6,867)	—
	97,514	53,002	174,407	107,116

Operating loss	(5,880)	(2,597)	(5,045)	(19,337)

Other income (loss)	337	138	(999)	652

Loss before income taxes	(5,543)	(2,459)	(6,044)	(18,685)

Income taxes (benefit)	(5,370)	326	(9,958)	(417)

Net income (loss)	$(173)	$(2,785)	$3,914	$(18,268)

Net income attributable to non-controlling interest	$—	$15	$—	$68

Net income (loss) attributable to Stratasys Ltd.	$(173)	$(2,800)	$3,914	$(18,336)

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.00)	$(0.07)	$0.08	$(0.47)
Diluted	(0.00)	(0.07)	0.08	(0.47)

Weighted average ordinary shares outstanding
Basic	49,373	38,781	49,323	38,637
Diluted	49,373	38,781	51,238	38,637

Stratasys Ltd.

Consolidated Balance Sheets

(in thousands)

	June 30,	December 31,
	2014	2013
	(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$502,314	$414,088
Short-term bank deposits	75,622	200,370
Accounts receivable, net	113,583	99,200
Inventories	114,346	88,406
Investment in sales-type leases, net	6,651	6,696
Prepaid expenses	7,966	5,470
Deferred income taxes	22,448	16,501
Other current assets	25,325	21,398

Total current assets	868,255	852,129

Non-current assets
Goodwill	1,203,296	1,195,891
Other intangible assets, net	587,566	622,330
Investment in sales-type leases	13,007	11,219
Amounts funded in respect of employee rights upon retirement	3,369	3,166
Property, plant and equipment, net	110,848	91,005
Other non-current assets	4,827	6,481

Total non-current assets	1,922,913	1,930,092

Total assets	$2,791,168	$2,782,221

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$38,856	$35,375
Accrued expenses and other current liabilities	32,919	32,849
Accrued compensation and related benefits	27,427	21,441
Earn-out obligation	11,458	12,027
Unearned revenues	41,895	36,033

Total current liabilities	152,555	137,725

Non-current liabilities
Employee rights upon retirement	4,999	4,683
Earn-out obligation - long-term	—	16,998
Deferred tax liabilities	97,955	105,901
Unearned revenues - long-term	4,618	3,315
Other non-current liabilities	10,870	13,812

Total liabilities	270,997	282,434

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 49,436 and 49,211 shares issued and outstanding at June 30, 2014 and December 31, 2013, respectively	134	133
Additional paid-in capital	2,428,978	2,412,197
Retained earnings	89,463	85,549
Accumulated other comprehensive income	1,596	1,908

Total equity	2,520,171	2,499,787

Total liabilities and equity	$2,791,168	$2,782,221

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

(in thousands, except per share data)

	Three Months Ended June 30, 2014			Three Months Ended June 30, 2013
	GAAP		Non-GAAP	GAAP		Non-GAAP
	(unaudited)	Adjustments*	(unaudited)	(unaudited)	Adjustments*	(unaudited)
Net sales
Products	$154,090	$—	$154,090	$90,213	$199	$90,412
Services	24,375	—	24,375	16,272	—	16,272
	178,465	—	178,465	106,485	199	106,684

Cost of sales
Products	73,394	(14,739)	58,655	45,731	(12,171)	33,560
Services	13,437	(340)	13,097	10,349	(343)	10,006
	86,831	(15,079)	71,752	56,080	(12,514)	43,566

Gross profit	91,634	15,079	106,713	50,405	12,713	63,118

Operating expenses
Research and development, net	18,957	(1,318)	17,639	10,337	(846)	9,491
Selling, general and administrative	77,929	(17,617)	60,312	42,665	(10,748)	31,917
Change in fair value of earn-out obligations	628	(628)	—	—		—
	97,514	(19,563)	77,951	53,002	(11,594)	41,408

Operating income (loss)	(5,880)	34,642	28,762	(2,597)	24,307	21,710

Other income	337	—	337	138	—	138

Income (loss) before income taxes	(5,543)	34,642	29,099	(2,459)	24,307	21,848

Income taxes (benefit)	(5,370)	6,475	1,105	326	2,916	3,242

Net income (loss)	$(173)	$28,167	$27,994	$(2,785)	$21,391	$18,606

Net income attributable to non-controlling interest	$—	$—	$—	$15	$25	$40

Net income (loss) attributable to Stratasys Ltd.	$(173)	$28,167	$27,994	$(2,800)	$21,366	$18,566

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.00)		$0.57	$(0.07)		$0.48
Diluted	(0.00)		0.55	(0.07)		0.45

Weighted average ordinary shares outstanding
Basic	49,373		49,373	38,781		38,781
Diluted	49,373		51,196	38,781		41,146

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

(in thousands, except per share data)

	Six Months Ended June 30, 2014			Six Months Ended June 30, 2013
	GAAP		Non-GAAP	GAAP		Non-GAAP
	(unaudited)	Adjustments*	(unaudited)	(unaudited)	Adjustments*	(unaudited)
Net sales
Products	$283,342	$235	$283,577	$172,023	$1,214	$173,237
Services	46,064	—	46,064	31,669	—	31,669
	329,406	235	329,641	203,692	1,214	204,906

Cost of sales
Products	134,416	(28,468)	105,948	94,774	(31,348)	63,426
Services	25,628	(774)	24,854	21,139	(685)	20,454
	160,044	(29,242)	130,802	115,913	(32,033)	83,880

Gross profit	169,362	29,477	198,839	87,779	33,247	121,026

Operating expenses
Research and development, net	35,728	(2,813)	32,915	21,126	(1,745)	19,381
Selling, general and administrative	145,546	(31,140)	114,406	85,990	(26,356)	59,634
Change in fair value of earn-out obligations	(6,867)	6,867	—	—	—	—
	174,407	(27,086)	147,321	107,116	(28,101)	79,015

Operating income (loss)	(5,045)	56,563	51,518	(19,337)	61,348	42,011

Other income (loss)	(999)	—	(999)	652	—	652

Income (loss) before income taxes	(6,044)	56,563	50,519	(18,685)	61,348	42,663

Income taxes (benefit)	(9,958)	11,884	1,926	(417)	6,802	6,385

Net income (loss)	$3,914	$44,679	$48,593	$(18,268)	$54,546	$36,278

Net income attributable to non-controlling interest	$—	$—	$—	$68	$65	$133

Net income (loss) attributable to Stratasys Ltd.	$3,914	$44,679	$48,593	$(18,336)	$54,481	$36,145

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$0.08		$0.99	$(0.47)		$0.94
Diluted	0.08		0.95	(0.47)		0.88

Weighted average ordinary shares outstanding
Basic	49,323		49,323	38,637		38,637
Diluted	51,238		51,221	38,637		41,111

Stratasys Ltd.

Reconciliation of Non-GAAP Adjustments

(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Net sales, products
Deferred revenue step-up	$—	$199	$235	$1,214

Cost of sales, products
Acquired intangible assets amortization	(14,029)	(11,780)	(27,254)	(30,542)
Non-cash stock-based compensation expense	(710)	(314)	(1,214)	(633)
Merger related expense	—	(77)	—	(173)
	(14,739)	(12,171)	(28,468)	(31,348)
Cost of sales, services
Non-cash stock-based compensation expense	(324)	(318)	(732)	(633)
Merger related expense	(16)	(25)	(42)	(52)
	(340)	(343)	(774)	(685)
Research and development, net
Non-cash stock-based compensation expense	(885)	(846)	(1,823)	(1,745)
Performance bonus expense	(347)	—	(904)	—
Merger related expense	(86)		(86)
	(1,318)	(846)	(2,813)	(1,745)

Selling, general and administrative
Acquired intangible assets amortization	(5,507)	(2,425)	(10,871)	(7,886)
Non-cash stock-based compensation expense	(5,159)	(3,881)	(10,045)	(7,839)
Merger and acquisition related expense	(4,352)	(4,442)	(5,836)	(10,631)
Performance bonus expense	(2,599)	—	(4,388)	—
	(17,617)	(10,748)	(31,140)	(26,356)
Change in fair value of earn-out obligation
Change in Earn-out obligation	(628)	—	6,867	—

Income taxes
Tax expense related to non-GAAP adjustments	6,475	2,916	11,884	6,802

Net income attributable to non-controlling interest
Depreciation and amortization expense attributable to non-controlling interest	—	25	—	65

Net income	$28,167	$21,366	$44,679	$54,481